                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 8)*


                            KMART HOLDING CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   498780-10-5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   John Finley
                                   Mario Ponce
                         Simpson Thacher & Bartlett LLP
                               425 Lexington Ave.
                            New York, New York 10017
                                 (212) 455-2000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 16, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP No. 498780 10 5
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        ESL Investments, Inc., a Delaware corporation

        IRS IDENTIFICATION NO.: 75-2435723
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
                   AF
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)                                                    [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
--------------------------------------------------------------------------------
                    7      SOLE VOTING POWER

                           54,508,723*
                   -------------------------------------------------------------
    NUMBER OF       8      SHARED VOTING POWER
      SHARES
   BENEFICIALLY            0
     OWNED BY      -------------------------------------------------------------
       EACH         9      SOLE DISPOSITIVE POWER
    REPORTING
   PERSON WITH             54,508,723*
                   -------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                           0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        54,508,723*
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                               [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        53.6%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        CO
--------------------------------------------------------------------------------

*Excludes shares of common stock, par value $0.01 per share of Kmart Holding Corporation issuable upon conversion of interest accrued on the $60,000,000 in principal amount of 9% Convertible Subordinated Notes of Kmart Holding Corporation.

CUSIP No. 498780 10 5
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Edward S. Lampert
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
                   AF
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)                                                    [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES
--------------------------------------------------------------------------------
                    7      SOLE VOTING POWER

                           54,508,723*
                   -------------------------------------------------------------
    NUMBER OF       8      SHARED VOTING POWER
      SHARES
   BENEFICIALLY            0
     OWNED BY      -------------------------------------------------------------
       EACH         9      SOLE DISPOSITIVE POWER
    REPORTING
   PERSON WITH             54,508,723*
                   -------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                           0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        54,508,723*
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                               [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        53.6%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        IN
--------------------------------------------------------------------------------

*Excludes shares of common stock, par value $0.01 per share of Kmart Holding Corporation issuable upon conversion of interest accrued on the $60,000,000 in principal amount of 9% Convertible Subordinated Notes of Kmart Holding Corporation.

CUSIP No. 498780 10 5
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        CRK Partners, L.L.C., a Delaware limited liability company

        IRS IDENTIFICATION NO.: 75-2435723
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
                   AF
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)                                                    [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
--------------------------------------------------------------------------------
                    7      SOLE VOTING POWER

                           40,346,095*
                   -------------------------------------------------------------
    NUMBER OF       8      SHARED VOTING POWER
      SHARES
   BENEFICIALLY            0
     OWNED BY      -------------------------------------------------------------
       EACH         9      SOLE DISPOSITIVE POWER
    REPORTING
   PERSON WITH             40,346,095*
                   -------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                           0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        40,346,095*
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                               [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        39.7%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        OO
--------------------------------------------------------------------------------

*Excludes shares of common stock, par value $0.01 per share of Kmart Holding Corporation issuable upon conversion of interest accrued on the $60,000,000 in principal amount of 9% Convertible Subordinated Notes of Kmart Holding Corporation.

 CUSIP No. 498780 10 5
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        CRK Partners II, L.P., a Delaware limited partnership

        IRS IDENTIFICATION NO.: 01-0726617
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        WC
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)                                                    [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
--------------------------------------------------------------------------------
                    7      SOLE VOTING POWER

                           40,346,071*
                   -------------------------------------------------------------
    NUMBER OF       8      SHARED VOTING POWER
      SHARES
   BENEFICIALLY            0
     OWNED BY      -------------------------------------------------------------
       EACH         9      SOLE DISPOSITIVE POWER
    REPORTING
   PERSON WITH             40,346,071*
                   -------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                           0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        40,346,071*
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                               [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        39.7%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        PN
--------------------------------------------------------------------------------

*Excludes shares of common stock, par value $0.01 per share of Kmart Holding Corporation issuable upon conversion of interest accrued on the $60,000,000 in principal amount of 9% Convertible Subordinated Notes of Kmart Holding Corporation.

CUSIP No. 498780 10 5
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        RBS Partners, L.P., a Delaware limited partnership

        IRS IDENTIFICATION NO.: 75-2241690
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        AF
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)  [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
--------------------------------------------------------------------------------
                    7      SOLE VOTING POWER

                           13,877,935*
                   -------------------------------------------------------------
    NUMBER OF       8      SHARED VOTING POWER
      SHARES
   BENEFICIALLY            0
     OWNED BY      -------------------------------------------------------------
       EACH         9      SOLE DISPOSITIVE POWER
    REPORTING
   PERSON WITH             13,877,935*
                   -------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                           0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        13,877,935*
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                               [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        13.7%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        PN
--------------------------------------------------------------------------------

*Excludes shares of common stock, par value $0.01 per share of Kmart Holding Corporation issuable upon conversion of interest accrued on the $60,000,000 in principal amount of 9% Convertible Subordinated Notes of Kmart Holding Corporation.

CUSIP No. 498780 10 5
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        ESL Partners, L.P., a Delaware limited partnership

        IRS IDENTIFICATION NO.: 22-2875193
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        WC
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)  [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
--------------------------------------------------------------------------------
                    7      SOLE VOTING POWER

                           9,352,379*
                   -------------------------------------------------------------
    NUMBER OF       8      SHARED VOTING POWER
      SHARES
   BENEFICIALLY            0
     OWNED BY      -------------------------------------------------------------
       EACH         9      SOLE DISPOSITIVE POWER
    REPORTING
   PERSON WITH             9,352,379*
                   -------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                           0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        9,352,379*
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                               [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.2%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        PN
--------------------------------------------------------------------------------

*Excludes shares of common stock, par value $0.01 per share of Kmart Holding Corporation issuable upon conversion of interest accrued on the $60,000,000 in principal amount of 9% Convertible Subordinated Notes of Kmart Holding Corporation.

CUSIP No. 498780 10 5
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        ESL Investors, L.L.C., a Delaware limited liability company

        IRS IDENTIFICATION NO.: 13-4095958
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
                   WC
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)  [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
--------------------------------------------------------------------------------
                    7      SOLE VOTING POWER

                           4,525,556*
                   -------------------------------------------------------------
    NUMBER OF       8      SHARED VOTING POWER
      SHARES
   BENEFICIALLY            0
     OWNED BY      -------------------------------------------------------------
       EACH         9      SOLE DISPOSITIVE POWER
    REPORTING
   PERSON WITH             4,525,556*
                   -------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                           0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,525,556*
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                               [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        4.5%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        OO
--------------------------------------------------------------------------------

*Excludes shares of common stock, par value $0.01 per share of Kmart Holding Corporation issuable upon conversion of interest accrued on the $60,000,000 in principal amount of 9% Convertible Subordinated Notes of Kmart Holding Corporation.

CUSIP No. 498780 10 5
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        RBS Investment Management, L.L.C., a Delaware limited liability company

        IRS IDENTIFICATION NO.: 06-1512334
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
                   AF
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)                                                    [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
--------------------------------------------------------------------------------
                    7      SOLE VOTING POWER

                           284,693*
                   -------------------------------------------------------------
    NUMBER OF       8      SHARED VOTING POWER
      SHARES
   BENEFICIALLY            0
     OWNED BY      -------------------------------------------------------------
       EACH         9      SOLE DISPOSITIVE POWER
    REPORTING
   PERSON WITH             284,693*
                   -------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                           0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        284,693*
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                               [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.3%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        OO
--------------------------------------------------------------------------------

*Excludes shares of common stock, par value $0.01 per share of Kmart Holding Corporation issuable upon conversion of interest accrued on the $60,000,000 in principal amount of 9% Convertible Subordinated Notes of Kmart Holding Corporation.

CUSIP No. 498780 10 5
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        ESL Institutional Partners, L.P., a Delaware limited partnership

        IRS IDENTIFICATION NO.: 06-1456821
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
                   WC
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)                                                    [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
--------------------------------------------------------------------------------
                    7      SOLE VOTING POWER

                           284,693*
                   -------------------------------------------------------------
    NUMBER OF       8      SHARED VOTING POWER
      SHARES
   BENEFICIALLY            0
     OWNED BY      -------------------------------------------------------------
       EACH         9      SOLE DISPOSITIVE POWER
    REPORTING
   PERSON WITH             284,693*
                   -------------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER

                           0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        284,693*
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                               [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.3%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        PN
--------------------------------------------------------------------------------

*Excludes shares of common stock, par value $0.01 per share of Kmart Holding Corporation issuable upon conversion of interest accrued on the $60,000,000 in principal amount of 9% Convertible Subordinated Notes of Kmart Holding Corporation.

        This Amendment No. 8 to Schedule 13D originally filed jointly on May 15, 2003, and amended by Amendment No. 1 to Schedule 13D filed on July 2, 2003, Amendment No. 2 to Schedule 13D filed on August 26, 2003, Amendment No. 3 to
Schedule 13D filed on October 27, 2003, Amendment No. 4 to Schedule 13D filed on November 4, 2003, Amendment No. 5 to Schedule 13D filed on January 2, 2004, Amendment No. 6 to Schedule 13D filed on January 5, 2004 and Amendment No. 7 to
Schedule 13D filed on July 6, 2004 by ESL Investments, Inc., Edward S. Lampert, CRK Partners, L.L.C., CRK Partners II, L.P., RBS Partners, L.P., ESL Partners, L.P., ESL Investors L.L.C., RBS Investment Management L.L.C. and ESL Institutional Partners, L.P.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 is hereby amended and restated in its entirety as follows:

(a) This Schedule 13D is being filed by a group consisting of ESL Investments, Inc., a Delaware corporation ("ESL"), Edward S. Lampert, RBS Investment Management, L.L.C., a Delaware limited liability company ("RBSIM"), ESL Institutional Partners L.P., a Delaware limited partnership ("Institutional"), CRK Partners, L.L.C., a Delaware limited liability company ("CRK LLC"), CRK Partners II, L.P., a Delaware limited partnership ("CRK II"), RBS Partners, L.P., a Delaware limited partnership ("RBS"), ESL Partners, L.P. ("Partners"), a Delaware limited partnership and ESL Investors L.L.C., a Delaware limited liability company ("Investors," and collectively with ESL, Mr. Lampert, RBSIM, Institutional, CRK LLC, CRK II, RBS and Partners the "Reporting Persons"). Attached as Schedule I hereto and incorporated herein by reference is a list containing the (a) name, (b) citizenship, (c) present principal occupation or employment and (d) the name, principal business address of any corporation or other organization in which such employment is conducted, of each director and executive officer of ESL (the "ESL Directors and Officers"). Other than the ESL Directors and Officers and Mr. Lampert, there are no persons or corporations controlling or ultimately in control of ESL.

(b) The principal place of business of each of the Reporting Persons is 200 Greenwich Avenue, Greenwich, CT 06830.

(c) The principal business of each of the Reporting Persons is purchasing, holding and selling securities for investment purposes. CRK LLC is the general partner of CRK II. RBS is the general partner of Partners and the managing member of Investors. ESL is the general partner of RBS, the sole member of CRK LLC and the managing member of RBSIM. RBSIM is the general partner of Institutional. Mr. Lampert is the sole shareholder, chief executive officer and a director of ESL. Mr. Lampert is also Chairman of the Board and a director of Kmart. Each of ESL and Mr. Lampert also serves as general partner or managing member of certain other entities engaged in the purchasing, holding and selling of securities for investment purposes.

(d) None of the Reporting Persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future state securities laws or finding any violation with respect to such laws. To the knowledge of the Reporting Persons, during the last five years, none of the ESL Directors and Officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby supplemented as follows.

        On July 15, 2004, August 4, 2004, August 18, 2004 and August 25, 2004
CRK II received 517,646 shares of Kmart Common Stock, 15,824 shares of Kmart Common Stock, 13,331 shares of Kmart Common Stock and 5,991 shares of Kmart Common Stock, respectively, from Kmart on account of trade vendor/lease rejection claims (and participations in such claims) held by CRK II.

        The source of CRK II funds consisted of working capital of CRK II.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby supplemented as follows:

        On November 16, 2004, Kmart entered into an Agreement and Plan of Merger (the "Merger Agreement") with Sears, Roebuck and Co. ("Sears). The Merger Agreement provides for a business combination whereby (i) Kmart will form a newly-organized Delaware corporation to be named "Sears Holdings Corporation" ("Holdings"), (ii) a newly-organized Delaware corporation and wholly-owned subsidiary of Holdings ("Kmart Merger Sub") will merge with and into Kmart, with Kmart surviving ("Kmart Merger"), and (iii) a newly-organized New York corporation and wholly-owned subsidiary of Holdings ("Sears Merger Sub") will merge with and into Sears, with Sears surviving (the "Sears Merger" and, together with the Kmart Merger, the "Mergers").

        At the effective time and as a result of the Mergers, (i) Kmart and Sears will become wholly-owned subsidiaries of Holdings, (ii) each share of Kmart common stock (other than shares owned by Kmart or Kmart Merger Sub) will be converted into the right to receive one share of Holdings common stock, and
(iii) each common share of Sears (the "Sears Common Stock") (other than dissenting shares and shares owned by Sears, Sears Merger Sub, Kmart or any wholly-owned subsidiary of Kmart or Sears) will be converted into the right to receive, at the election of the holder thereof (a) $50.00 in cash (the "Cash Consideration") or (b) 0.50 shares of common stock of Holdings (the "Stock Consideration"), subject to proration. Sears stockholder elections will be subject to proration to ensure that 55% of shares of Sears Common Stock will be exchanged for Holdings shares and 45% of shares of Sears Common Stock will be exchanged for cash.

        Following the effective time of the Mergers, Holdings will have a ten-member board of directors, which will include a total of seven current Kmart directors and three current Sears directors. Mr. Lampert will be a director and the Chairman of Holdings.

        In connection with the Merger Agreement, at the specific request of Sears, and as an inducement to Sears' willingness to enter into the Merger Agreement, ESL, Partners, Investors, Institutional, Investment Management, CRK II and CRK LLC (the "Support Parties") entered into a Support Agreement and Irrevocable Proxy with Kmart and Sears (the "Support Agreement"). ESL and its affiliates beneficially own approximately 15.0% of the common stock of Sears.

        Pursuant to the Support Agreement, the Support Parties have agreed at every meeting of the stockholders of Sears or Kmart, as applicable, and at every postponement or adjournment thereof, and on every action or approval by written consent of the stockholders of Kmart, to vote any shares of Sears Common Stock or Kmart Common Stock (the "Common Stock") entitled to be voted thereat or to cause any such shares to be voted: (i) in favor of adoption of the Merger Agreement and (ii) against (A) any proposal made in opposition to adoption of the Merger Agreement or in competition or inconsistent with the Mergers or any other transaction contemplated by the Merger Agreement, (B) any Acquisition Proposal (as defined below) (C) any change in the management or board of directors of Sears or Kmart (other than in connection with the transactions contemplated by the Merger Agreement) and (D) any action or agreement that would result in a breach of any representation, warranty, covenant or agreement or any other obligation of Sears or Kmart under the Merger Agreement or of such Support Party under the Support Agreement. The foregoing obligations of each Support Party shall apply whether or not (x) the Board of Directors of Sears or Kmart, as applicable (or any committee thereof) shall (I) withdraw or modify (or adopt or approve any resolution to, or publicly disclose its intention to, withdraw or modify) its recommendation to the holders of Sears Common Stock or Kmart Common Stock, as applicable, to vote in favor of the adoption of the Merger Agreement or (II) recommend any Acquisition Proposal (either action described in clause
(I) or (II) above, a "Change in Recommendation"), or (y) Sears or Kmart, as applicable, breaches any of its representations, warranties, agreements or covenants set forth in the Merger Agreement. Notwithstanding the foregoing, if there occurs a Change in Recommendation by the Kmart Board of Directors, the obligation of the Support Parties to vote in the manner set forth in clauses (i) and (ii) above shall only apply to an aggregate number of shares of Kmart Common Stock that is equal to one-third of the total number of shares of Kmart Common Stock entitled to vote in respect of such matter and the Support Parties shall cause all of their remaining shares of Kmart Common Stock to be voted in a manner that is proportionate to the manner in which all holders of shares of Kmart Common Stock (other than the Support Parties) vote in respect of such matter.

        "Acquisition Proposal" means, with respect to either Sears or Kmart, a transaction to effect, a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving it or certain of its subsidiaries or any purchase or sale of 20% or more of the consolidated assets (including stock of its subsidiaries) of it and its subsidiaries, taken as a whole, or any purchase or sale of, or tender or exchange offer for, its voting securities that, if consummated, would result in any person (or the stockholders of such person) beneficially owning securities representing 20% or more of its total voting power (or of the surviving parent entity in such transaction) or any of certain of its subsidiaries.

        In addition, the Support Parties have agreed to elect to receive the Stock Consideration with respect to the conversion of all shares of Sears Common Stock beneficially owned by the Support Parties in the Sears Merger.

        Further, the Support Parties have agreed not to, directly or indirectly, sell, transfer, assign, pledge, encumber or otherwise dispose of any of their shares of the Common Stock or any other securities convertible into or exchangeable for Common Stock, or any voting rights with respect thereto, or enter into any contract, option or other arrangement or understanding with respect thereto (including any voting trust or agreement and the granting of any proxy), other than pursuant to the Mergers or with the prior written consent of both Sears and Kmart.

        The Support Agreement may be terminated at the option of any party at any time after the earlier of (i) the termination of the Merger Agreement in accordance with its terms and (ii) the day following the effective time of the Mergers.

        Following the effective time of the Kmart Merger, (i) the certificate of incorporation and by-laws of Kmart will be amended so as to read in their entirety as the certificate of incorporation and by-laws of Kmart Merger Sub as in effect immediately prior to the effective time, and (ii) it is contemplated that the Kmart Common Stock will cease to be authorized to be quoted on the Nasdaq National Market and the Kmart Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

        The summaries of the Merger Agreement and the Support Agreement contained in this Item 4 are qualified in their entirety by reference to the Merger Agreement and the Voting Agreement, each of which is filed herewith as an exhibit and incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended in its entirety to read as follows:

        (a)-(b) The following table sets forth the aggregate number of shares of Kmart Common Stock and the percentage of outstanding shares of Kmart Common Stock beneficially owned by the Reporting Persons as of November 16, 2004, based on 101,653,300 outstanding shares of Kmart Common Stock as of October 27, 2004 (as described in Kmart's Quarterly Report on Form 10-Q, filed November 17, 2004, assuming conversion of all Convertible Notes, excluding accrued interest on the Convertible Notes, and Kmart Options held by the Reporting Persons but not including any securities convertible into Kmart Common Stock held by other parties), indicating the number of shares of Kmart Common Stock for which each Reporting Person has sole or shared power to direct the vote or the disposition of such shares. The Reporting Persons as a group beneficially own an aggregate of 54,508,723 shares of Kmart Common Stock.

                     NUMBER OF SHARES    PERCENTAGE OF                                                                 SHARED
 REPORTING PERSON      BENEFICIALLY       OUTSTANDING                         SHARED VOTING    SOLE DISPOSITIVE     DISPOSITIVE
                           OWNED             SHARES       SOLE VOTING POWER       POWER              POWER             POWER
Edward S. Lampert    54,508,723              53.6%           54,508,723             0             54,508,723             0
                     (1)

ESL Investments,     54,508,723              53.6%           54,508,723             0             54,508,723             0
Inc.                 (2)(5)(7)

CRK Partners,        40,346,095              39.7%           40,346,095             0             40,346,095             0
L.L.C.               (3)(4)

CRK Partners II,     40,346,071              39.7%           40,346,071             0             40,346,071             0
L.P.                 (4)

RBS Partners, L.P.   13,877,935              13.7%           13,877,935             0             13,877,935             0
                     (5)(6)(7)

ESL Partners, L.P.   9,352,379                9.2%            9,352,379             0              9,352,379             0
                     (6)

ESL Investors        4,525,556                4.5%            4,525,556             0              4,525,556             0
L.L.C.               (7)

RBS Investment       284,693                  0.3%             284,693              0               284,693              0
Management, L.L.C.   (8)(9)

ESL Institutional    284,693                  0.3%             284,693              0               284,693              0
Partners L.P.        (9)

(1) Includes 54,508,723 shares of Kmart Common Stock that may be deemed beneficially owned by ESL that in turn may be deemed beneficially owned by Mr. Lampert. Mr. Lampert is the sole shareholder, chief executive officer and a director of ESL.

(2) Includes 40,346,095 shares of Kmart Common Stock that may be deemed beneficially owned by CRK LLC, 13,877,935 shares of Kmart Common Stock that may be deemed beneficially owned by RBS, and 284,693 shares of Kmart Common Stock that may be deemed beneficially owned by RBSIM that may in turn be deemed beneficially owned by ESL. ESL is the managing member of CRK LLC and RBSIM and the general partner of RBS.

(3) Includes 40,346,071 shares of Kmart Common Stock beneficially owned by CRK II that may be deemed beneficially owned by CRK LLC. CRK LLC is the general partner of CRK II.

(4) Includes 4,443,341 shares of Kmart Common Stock that CRK II has the right to acquire pursuant to the conversion of Convertible Notes (excluding interest accrued thereon) and 4,795,400 shares of Kmart Common Stock that CRK II has the right to acquire pursuant to the exercise of Kmart Options.

(5) Includes 4,525,556 shares of Kmart Common Stock beneficially owned by Investors and 9,352,379 shares of Kmart Common Stock beneficially owned by Partners that may be deemed beneficially owned by RBS. RBS is the managing member of Investors and the general partner of Partners.

(6) Includes 1,026,854 shares of Kmart Common Stock that Partners has the right to acquire pursuant to the conversion of Convertible Notes (excluding interest accrued thereon) and 1,108,200 shares of Kmart Common Stock that Partners has the right to acquire pursuant to the exercise of Kmart Options.

(7) Includes 498,431 shares of Kmart Common Stock that Investors has the right to acquire pursuant to the conversion of Convertible Notes (excluding interest accrued thereon) and 537,900 shares of Kmart Common Stock that Investors has the right to acquire pursuant to the exercise of Kmart Options.

(8) Includes 284,693 shares of Kmart Common Stock beneficially owned by Institutional that may be deemed beneficially owned by RBSIM. RBSIM is the general partner of Institutional.

(9) Includes 31,371 shares of Kmart Common Stock that Institutional has the right to acquire pursuant to the conversion of Convertible Notes (excluding interest accrued thereon) and 33,800 shares of Kmart Common Stock that Institutional has the right to acquire pursuant to the exercise of Kmart Options.

        (c) The disclosure pursuant to Item 3 of this Schedule 13D is incorporated herein by reference.

        (d) Not applicable.

        (e) Not applicable.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit F       Joint Filing Agreement

Exhibit G
                Agreement and Plan of Merger, dated as of November 16, 2004, between Kmart Holding Corporation and Sears, Roebuck and Co. (incorporated by reference from Exhibit 2.1 to Kmart Holding Corporation's Current Report on Form 8-K, filed November 18, 2004 (file number 000-50278)).

Exhibit H       Support Agreement and Irrevocable Proxy, dated as of November
                16, 2004, among certain affiliates of ESL Investments, Inc.,
                Kmart Holding Corporation and Sears, Roebuck and Co.
                (incorporated by reference from Exhibit 99.1 to Kmart Holding
                Corporation's Current Report on Form 8-K, filed November 18,
                2004 (file number 000-50278)).

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: NOVEMBER 19, 2004

                               ESL INVESTMENTS, INC.


                               By: /s/ William C. Crowley
                                   ----------------------
                                   Name: William C. Crowley
                                   Title: President and COO

                               EDWARD S. LAMPERT

                               /s/ Edward S. Lampert
                               ---------------------
                                   Edward S. Lampert


                               ESL PARTNERS, L.P.

                               By: RBS Partners, L.P., as its general partner

                               By: ESL Investments, Inc., as its general partner


                               By: /s/ William C. Crowley
                                   ----------------------
                                   Name: William C. Crowley
                                   Title: President and COO


                               RBS PARTNERS, L.P.

                               By: ESL Investments, Inc., as its general partner


                               By: /s/ William C. Crowley
                                   ----------------------
                                   Name: William C. Crowley
                                   Title: President and COO


                               RBS INVESTMENT MANAGEMENT, L.L.C.


                               By: /s/ William C. Crowley
                                   ----------------------
                                   Name: William C. Crowley
                                   Title: Member

                               ESL INVESTORS, L.L.C.

                               By: RBS Partners, L.P., as its manager

                               By: ESL Investments, Inc., as its general partner


                               By: /s/ William C. Crowley
                                   ----------------------
                                   Name: William C. Crowley
                                   Title: President and COO


                               ESL INSTITUTIONAL PARTNERS, L.P.

                               By: RBS Investment Management, L.L.C., as its
                                    general partner

                               By: ESL Investments, Inc., as its manager


                               By: /s/ William C. Crowley
                                   ----------------------
                                   Name: William C. Crowley
                                   Title: President and COO


                               CRK PARTNERS, L.L.C.

                               By: ESL Investments, Inc., its sole member


                               By: /s/ William C. Crowley
                                   ----------------------
                                   Name: William C. Crowley
                                   Title: President and COO


                               CRK PARTNERS II, L.P.

                               By: CRK Partners, L.L.C., as its general partner

                               By: ESL Investments, Inc., its sole member


                               By: /s/ William C. Crowley
                                   ----------------------
                                   Name: William C. Crowley
                                   Title: President and COO

                                   SCHEDULE I

        The names, business addresses, present principal occupations, and citizenship of the directors and executive officers of ESL Investments, Inc. are set forth below. If no address is given, the director's or executive officer's principal business address is 200 Greenwich Avenue, Greenwich, CT 06830. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to ESL Investments, Inc.

NAME AND BUSINESS ADDRESS     PRINCIPAL OCCUPATION                  CITIZENSHIP
Robert Jackowitz              Chief Financial Officer              United States

William C. Crowley            President and Chief                  United States
                              Operating Officer

Edward S. Lampert             Director, Chairman and Chief         United States
                              Executive Officer

                                 EXHIBIT INDEX

Exhibit F       Joint Filing Agreement

Exhibit G       Agreement and Plan of Merger, dated as of November 16, 2004, between Kmart Holding Corporation and Sears, Roebuck and Co.
                (incorporated by reference from Exhibit 2.1 to Kmart Holding
                Corporation's Current Report on Form 8-K, filed November 18,
                2004 (file number 000-50278)).

Exhibit H       Support Agreement and Irrevocable Proxy, dated as of November
                16, 2004, among certain affiliates of ESL Investments, Inc.,
                Kmart Holding Corporation and Sears, Roebuck and Co.
                (incorporated by reference from Exhibit 99.1 to Kmart Holding
                Corporation's Current Report on Form 8-K, filed November 18,
                2004 (file number 000-50278)).